FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

Item
1.	Press Release entitled “ NOTICE TO QUINSA SHAREHOLDERS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: July 18, 2005	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

NOTICE TO QUINSA SHAREHOLDERS

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744
FOR IMMEDIATE RELEASE

NOTICE TO QUINSA SHAREHOLDERS

LUXEMBOURG – JULY 15, 2005 — The Ordinary General Meeting of Quilmes Industrial (Quinsa) S.A. (NYSE: LQU) (the “Company”) for the Financial Year ended April 30th, 2005, took place in Luxembourg on July 15th, 2005.

Under the Chairmanship of Carlo Hoffmann, the Ordinary General Meeting heard the report of the Board of Directors and approved the accounts of the Company for the year ended April 30th, 2005.

The General Meeting also approved the consolidated accounts relating to the year ended April 30th, 2005, containing the consolidated accounts as of December 31st, 2004, together with specific disclosure as required by article 330 of the law of August 10th, 1915, on commercial companies as amended.

The General Meeting finally approved the distribution of profits for the year ended April 30th, 2005. The Company, having reported a profit of US$ 214,256,665, the General Meeting voted to pay total net dividends of US$ 17,575,445.12 to shareholders.

Monday, August 8th, 2005, will be the date for payment of the dividend of US$ 0.0157 net per share to all holders of Class A shares and of the dividend of US$ 0.157 net per share to all holders of Class B shares tendering coupon N° 13 or registered as of July 29th, 2005 (record date). The net dividend per ADR shall be US$ 0.314.

The Ordinary General Meeting was followed by an Extraordinary General Meeting, which resolved that the Articles of Incorporation of the Company be amended so as to provide that the financial year of the Company start on January 1st of each year and end on December 31st of the same year except, that the financial year started on May 1st, 2005, shall end on December 31st, 2005.

Copies of the Annual Report of Quinsa are available at the registered office, 84 Grand-Rue, L-1660 Luxembourg.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining 12.4 percent stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE: LQU).

Quinsa’s web address: http:// www.quinsa.com or www.quinsa.com.ar

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